Exhibit 99.1

Ecopetrol expands its presence in Brazil’s Pre-Salt in alliance with Shell and Chevron

•	Ecopetrol will hold a 10% stake in the Saturno block.
•	A new block is added to another Pre-Salt block won jointly with BP and CNOOC.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it closed a deal with companies of the Shell and Chevron groups, which will allow it to expand its stake in Brazil’s Pre-Salt Region.

The agreement grants Ecopetrol a 10% stake in the Saturno block, located in the central region of the Santos basin, which was assigned to Shell and Chevron last September 28th in the Fifth Pre-Salt Round held by the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The agreement provides access the Saturno block and is subject to approval by Brazil’s Ministry of Mines and Energy and the ANP, as well as other customary closing conditions for this kind of deals, was signed by the three companies in Río de Janeiro.

The Saturno block consists of 1,100 square kilometers and is located off the coast of the states of São Paulo and Río de Janeiro. The consortium originally made up of Shell and Chevron executed a proposal with a production stake of 70.2% in favor of the Brazilian State. Ecopetrol holds a 10% interest in the block’s new composition, while Shell, the operator, and Chevron each hold a 45% interest.

Ecopetrol’s stake in this new block is in addition to the one it won in another block in the Santos basin of Brazil’s Pre-Salt Region, together with two other companies. Ecopetrol holds 20% of the Pau-Brasil exploratory block, while the Chinese company CNOOC holds 30% and the operator BP holds 50%.

With the addition of these two Pre-Salt blocks, Ecopetrol is now active in five blocks in Brazil, located in the Santos, Foz de Amazonas, Potiguar and Ceará basins.

Bogotá D.C., December 20, 2018

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co